                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


          For the Month Ended                Commission file number
          June 30, 2001                      0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F    X                Form 40-F
                       -----                        -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                           No      X
               -----                            -----

     If < < Yes>> is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.


                           Total number of pages is 10


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                              SAND TECHNOLOGY INC.

        Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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[GRAPHIC OMITTED]                          PRESS CONTACTS:

                                           de Jong & Associates,
                                           Tel: (760) 943-9065, sndt@dejong.org

PRESS RELEASE

FOR IMMEDIATE RELEASE: WEDNESDAY, JUNE 13, 2001
TO: PR NEWSWIRE, NEW YORK, IRW (INC. DOW & REUTERS)

               SAND TECHNOLOGY INC. REPORTS THIRD QUARTER RESULTS

           NUCLEUS QUARTERLY SALES TOP $4M FOR FIRST TIME IN HISTORY.

MONTREAL, CANADA, June 13, 2001 - - - SAND TECHNOLOGY INC. (NASDAQ: SNDT) today reported a net loss for its fiscal quarter ended April 30, 2001 of $(96,889) or $(0.01) per share on sales of $4,367,876 as compared to a net loss of $(1,841,867) or $(0.21) per share on sales of $2,042,918 for the third quarter ended April 30, 2000. Income from operations were $128,411 for the third quarter of fiscal 2001 as compared to a loss of $(1,712,502) for the third quarter of fiscal 2000.

Arthur Ritchie, President and Chief Executive Officer, noted that "this quarter marks the next major milestone in the market acceptance of Sand's Nucleus product suite. Not only did Sand more than double its sales revenues over the same quarter last year, it is the first time Nucleus product sales have surpassed the $4 Million mark in a quarter.

Mr. Ritchie added that "Sand has an order backlog of over $6 million for the Nucleus product suite going forward. We have moved ahead strongly to broaden our sales abilities and take advantage of opportunities in deploying Nucleus at our customers." Mr. Ritchie went on to say that "the company may still sustain small losses over the next few quarters as it continues to ramp up its sales and support organization to further strengthen its foothold in the marketplace."

Mr. Ritchie emphasized that "Sand has noticed a continued marked increase in the acceptance of its Nucleus products, and is receiving an increased level of interest in its offerings from major industry analysts. This speaks to a much enhanced receptiveness to its direct marketing strategies."

Mr. Ritchie will discuss Sand's third quarter results with analysts on Monday, June 18, 2001 at 4:00 p.m. (EST). To participate in the conference call or to hear the questions asked by the analysts and the answers given, please dial
(416) 695-9753 at 4:00 p.m. (EST) on Monday, June 18, 2001.

For those who cannot participate in the live call, there will be a replay of the conference call available at www.sandtechnology.com. It will be available from June 18, 2001 at 7:00 p.m. (EST and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.)


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

SAND TECHNOLOGY INC. provides high performance, scalable software solutions for data mining, data marts, data warehouses and on-line analytical processing
(OLAP). Sand's product suite, the Nucleus Series, brings patented technology to the business user allowing for more timely and accurate decision processing within the disconnected client, desktop, workgroup, departmental and enterprise computing environments. More information on Nucleus is provided at the Sand website at http:/www.sandtechnology.com.

Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

The earnings projections contained in this release are forward looking statements based on reasonable assumptions. However, some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from those forecasted. Competitive pressures, availability and cost competitiveness of supplies or competing products, timing of significant orders, market acceptance of the Sand Nucleus series of products and other risks and uncertainties described in Sand's reports to the Securities and Exchange Commission are important factors which could cause actual results to differ materially from those projected.


                              SAND TECHNOLOGY INC.
                      Consolidated Statement of Operations
                                   (Unaudited)

IN CANADIAN DOLLARS


                                     3 MTHS ENDED    9 MTHS ENDED     3 MTHS ENDED     9 MTHS ENDED
                                    APRIL 30, 2001  APRIL 30, 2001   APRIL 30, 2000   APRIL 30, 2000
                                    --------------  --------------   --------------   --------------
Net Sales                             $4,367,876     $ 10,305,133     $  2,042,918     $  3,833,311

(Loss) Earnings from operations       $  128,411     $(1,272,913)     $(1,712,502)     $(6,772,108)

(Loss) Earning from Affiliate         $      ---     $        ---     $        ---     $    283,510

(Loss) Net Earnings                   $ (96,889)     $(1,561,671)     $(1,841,867)     $(2,594,033)

(Loss) Earnings per Share             $   (0.01)     $     (0.14)     $     (0.21)     $     (0.29)

Weighted average number of            $9,883,813     $ 11,031,894     $  8,754,404     $  8,813,737
shares outstanding


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                              SAND TECHNOLOGY INC.

PART 1.  FINANCIAL INFORMATION

                 CONSOLIDATED BALANCE SHEET AS AT APRIL 30, 2001
                  with Comparative Figures as at July 31, 2000
             ------------------------------------------------------
                          (Stated in Canadian Dollars)

                                                          April 30         July 31
                                                            2001            2000
              ASSETS                                      UNAUDITED        AUDITED
              ------                                      ---------        -------
CURRENT
       Cash                                              $ 2,202,452     $  664,918
       Short term investments (NOTE 5)                    21,967,530      1,722,194
       Accounts receivable
              Trade                                        8,355,663      4,351,788
       Loan bearing interest                                 100,000        100,000
       Inventory                                              43,900         43,100
         Prepaid expenses and other                          434,823        114,543
         TOTAL CURRENT ASSETS                             33,104,368      6,996,543

LONG TERM ASSETS
         Prepaid Royalties                                 1,005,464      1,608,744
         Fixed assets and improvements                       817,235        140,104
         Other assets                                        216,914        325,370
         TOTAL LONG TERM ASSETS                            2,039,613      2,074,218

TOTAL ASSETS                                             $35,143,981     $9,070,761
                                                         ===========     ==========

                           LIABILITIES
                           -----------
CURRENT
       Accounts payable & accrued liabilities            $ 2,640,386     $1,622,739
       Deferred Revenue                                      665,467        382,036
       Current portion of balance of purchase price                -        517,300
       TOTAL CURRENT LIABILITIES                           3,305,853      2,522,075

SHAREHOLDER'S EQUITY
       Common stock - Authorized                          39,306,861     12,455,748
       Retained earnings at end of period                 (7,468,733)    (5,907,062)
                                                          ----------     ----------
       TOTAL SHAREHOLDER'S EQUITY                         31,838,128      6,548,686
                                                          ----------     ----------
TOTAL LIABILITY & SHAREHOLDERS EQUITY                    $35,143,981     $9,070,761
                                                         ===========     ==========
Exchange Rate as at Balance Sheet Date                   $      0.65     $     0.68

See Accompanying Notes to Consolidated Financial Statements

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                              SAND TECHNOLOGY INC.

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                      FOR THE PERIODS ENDED APRIL 30, 2001
                               AND APRIL 30, 2000
            ---------------------------------------------------------
                          (Stated in Canadian Dollars)

                                     3 mths ended     9 mths ended     3 mths ended     9 mths ended
                                    Apr. 30, 2001    Apr. 30, 2001    Apr. 31, 2000    Apr. 31, 2000
                                      UNAUDITED        UNAUDITED        UNAUDITED        UNAUDITED
                                    -------------    -------------    -------------    -------------
Net Sales                            $ 4,367,876      $10,305,133      $ 2,042,918      $ 3,833,311
Research & development costs            (698,750)      (2,747,317)        (415,085)      (3,284,772)
Selling general & admin. expenses     (2,320,080)      (6,826,122)      (1,836,893)      (5,238,219)
Cost of sales                         (1,626,245)      (2,443,768)      (1,501,488)      (2,080,318)
Net Interest/Investment expense          405,610          439,161           (1,954)          (2,110)
                                     -----------      -----------      -----------      -----------
       Income from operations            128,411       (1,272,913)      (1,712,502)      (6,772,108)
                                     -----------      -----------      -----------      -----------
Foreign exchange (loss) Earnings        (225,300)        (288,758)        (129,365)         102,269
Profits on sale of affiliated company          -                -                -        3,792,296
Equity earnings of affiliated company          -                -                -          283,510
Net loss before income taxes             (96,889)      (1,561,671)      (1,841,867)      (2,594,033)

Income taxes  (Note 4)                         -                -                -                -

Net Loss                                 (96,889)      (1,561,671)      (1,841,867)      (2,594,033)

Deficit at beginning of period         (5,907,062)     (5,907,062)      (3,792,321)      (3,040,155)
                                     ============     ===========      ===========      ===========
Deficit at end of period               (6,003,951)     (7,468,733)      (5,634,188)      (5,634,188)
                                     ============     ===========      -----------      -----------
Loss per Share                       $      (0.01)    $     (0.14)     $    ( 0.21)     $     (0.29)
                                     ============     ===========      ===========      ===========
Weighted average no.
   of shares outstanding                9,883,813       11,031,894       8,754,404        8,813,737
                                     ============     ============     ===========      ===========

                 ($1 = US $0.65 - average for the 3 months ended April 30, 2001) ($1 = US $0.68 - average for the 3 months ended April 30, 2000)

See accompanying Notes to Consolidated Financial Statements

                              SAND TECHNOLOGY INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED APRIL 30, 2001
                    AND THE NINE MONTHS ENDED APRIL 30, 2001
           -----------------------------------------------------------
                          (Stated in Canadian Dollars)

                                                    3 mths ended      9 mths ended
                                                   Apr. 30, 2001      Apr. 30, 2001
                                                     UNAUDITED          UNAUDITED
                                                   -------------      -------------
Cash provided from (used for):

Operating activities
    Net loss for the period                       $   (96,889)         $(1,561,671)
    Non-cash items
         Decrease in pre-paid Royalties               201,094              603,280
         Depreciation  of equipment                    99,510              165,306
         Depreciation of other assets                  36,152              108,456
         Increase in deferred revenue                 137,578              283,431
    Net change in non cash
    Working capital balances                       (2,176,309)          (3,307,308)
                                                  -----------          -----------
                                                   (1,798,864)          (3,708,506)
Financing activities
    Issue of common shares/Capital                     83,865           26,851,113
         stock issue costs
    Repayment of balance of purchase price                  -             (517,300)
                                                  -----------          -----------
                                                       83,865           26,333,813
Investing activities
    Fixed assets & improvements                      (540,129)            (842,437)
                                                  -----------          -----------
                                                     (540,129)            (842,437)

NET CASH INFLOW (OUTFLOW)                          (2,255,128)          21,782,870
Cash & cash equivalent
    beginning of Period                            26,425,110            2,387,112
                                                  -----------          -----------
Cash & cash equivalent
    end of Period                                  24,169,982           24,169,982
                                                  ===========          ===========

              ($1 = US $0.65 - average for the 3 months ended April 30, 2001) ($1 = US $0.66 - average for the 9 months ended April 30, 2001)

See accompanying Notes to Consolidated Financial Statements

                              SAND TECHNOLOGY INC.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                   (Continued)
                    FOR THE THREE MONTHS ENDED APRIL 30, 2001
                    AND THE NINE MONTHS ENDED APRIL 30, 2001
           -----------------------------------------------------------
                          (Stated in Canadian Dollars)

                                                 3 mths ended      9 mths ended
                                                Apr. 30, 2001     Apr. 30, 2001
                                                  UNAUDITED         UNAUDITED
                                                -------------     -------------
NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

    Decrease (Increase) in current assets
    Accounts Receivable                          (2,614,180)       (4,003,875)
Inventories                                          (3,112)             (800)
    Prepaid expenses                               (132,487)         (320,280)
Increase (Decrease) in current liabilities
    Accounts payable & accrued liabilities          573,470         1,017,647
                                                 ----------        ----------
Net change in non-cash working
    Capital items                                (2,176,309)       (3,307,308)
                                                 ----------        ----------

                              SAND TECHNOLOGY INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                            APRIL 30, 2001 UNAUDITED

($1 = US $0.65 - average for the 3 months ended April 30, 2001)
($1 = US $0.68 - average for the 3 months ended April 30, 2000)

The following notes should be read in conjunction with the notes accompanying the audited financial statements for the year ended July 31, 2000.

NOTE 1

     Management is of the opinion that all necessary adjustments have been made in order to present fairly the results for the three month and nine month periods ended April 30, 2001 and the three month and nine month periods ended April 30, 2000.

NOTE 2

     Results of operations for the three month period ended April 30, 2001 may not be indicative of results for the year ending July 31, 2001.

NOTE 3

     Cash and cash equivalents include cash and short term investments in money market instruments with maturities of 3 months or less.

NOTE 4

     The provision for income tax has been offset by the benefit of prior years' tax losses.

NOTE 5

     Short term investments are valued at the lower of cost or current fair market value (if the difference is significant).

NOTE 6          CLASS A COMMON STOCK

Authorized
    An unlimited number of Class A
    Common shares without par value

Issued and outstanding:

         At July 31, 2000            9,627,145      $12,455,748
         At April 30, 2001          13,149,962      $39,306,861

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SAND TECHNOLOGY INC.


                                                  /s/ Susan Waxman
June 15,  2001                                    ------------------------------
                                                  Susan Waxman
                                                  Vice President, Administration

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